Nautilus Group Inc.
Common Shares
63910B102
November 30, 2003


CUSIP 63910B102
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,982,327

6. 201,726

7. 1,982,327

8. 201,726

9. 320,623

10. n/a

11. .98%

12. BD


Item 1
(a) Nautilus Group Inc.
(b) 1400 NE 136th Avenue
    Vancouver, Washington  98684
    USA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 63910B102

Item 3
n/a

Item 4
(a) 320,623
(b) .98%
(c) (i) 1,982,327
    (ii) 201,726
    (iii) 1,982,327
    (iv)  201,726

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
December 10, 2003
Neal Nenadovic
Chief Financial Officer